Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-186932) and Form S-8 (No.333-188727) of Interval Leisure Group, Inc. of our report dated August 27, 2014, relating to the combined financial statements of Hyatt Residential Group and affiliates (collectively, HRG or the “Group”), consisting of certain wholly owned subsidiaries of Hyatt Hotels Corporation and its consolidated subsidiaries (HHC), as of and for the year ended December 31, 2013 (which report expresses an unmodified opinion and includes an other matter paragraph relating to the allocation of certain costs from HHC to HRG) appearing in the Amendment to the Current Report on Form 8-K of Interval Leisure Group, Inc. dated December 12, 2014.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

December 12, 2014